INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	July 14, 2017

Invictus MD’s Acreage Pharms Ltd. Receives
Development Permit for Phase 2 and Provides Update

Vancouver, BC, July 14, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce that its licensed production facility under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), Acreage Pharms Ltd. (“Acreage Pharms”) located near Edson, Alberta, utilizing a multi-room indoor perpetual growing methodology, will begin its first harvest the first week of August, with the second harvest occurring the following week. The company anticipates a harvest to take place approximately monthly going forward.

Invictus MD is further pleased to announce that Acreage Pharms has received its development permit for Phase 2 and has broken ground initiating construction on its 27,800 square foot purpose built, multiple room production facility. All contractors and suppliers necessary for the project have been scheduled. Invictus MD has committed to investing $6.0 million, which will be used to fund the costs of constructing the production facility.

"Following our successful harvest at the AB Laboratories production facility as announced earlier, and by securing the development permit for our Alberta production facility, with $30 million cash available and the majority earmarked for building production capacity, Invictus MD is prepared for an exciting year of growth,” said Dan Kriznic, Executive Chairman and CEO, Invictus MD. “Led by one of the industry's most experienced teams, we are strongly focused on building our shareholder value. With 250 acres of cultivation space that stretches from Alberta to Ontario, allowing for purpose built production facilities rather than retrofitting existing buildings, our large land package allows for building cultivation facilities as demand increases and we will continue the disciplined but agile execution of our business strategy, and further establishing our leadership position as Canada’s cannabis company” added Kriznic.

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INVICTUS MD Canada’s Cannabis Company

Invictus MD also announced that Mr Paul Sparkes and Mr. Josef W. Hocher have been appointed to the Company’s Board of Directors.

Mr. Paul Sparkes is an accomplished business leader with over twenty five years' experience in media, public affairs, venture capital, and Canada's political arena. He is Currently President of Otterbury Holdings Inc., a corporation advising growth companies in the private and public markets. Most recently Mr. Sparkes was Executive Vice Chair, Director and co-founder of Difference Capital Financial, a TSX-listed specialty finance company. Previously, Mr. Sparkes was Executive Vice President, Corporate Affairs for CTVglobemedia (now Bellmedia). Prior to joining Bell Globemedia in 2001 as Group Vice-President, Public Affairs, Mr. Sparkes held senior positions in public service, including with the Government of Canada and the Government of Newfoundland and Labrador. From 1996 to 2001, he served in the Office of the Prime Minister of Canada as Director of Operations, and Special Assistant for Atlantic Canada. Mr. Sparkes also served as Executive Assistant to two Premiers of Newfoundland and Labrador. Mr. Sparkes sits on several public and private boards including Thunderbird Entertainment (private), Bluedrop Performance Learning Inc. (TSXV: BPL), Antler Gold Inc ( TSXV:ANTL.V) BlastGard International Inc (BLGA-US) and is a former board member of the Liquor Control Board of Ontario ( LCBO).

Mr. Josef W. Hocher was a founder of Buried Hill Energy, an international oil and gas company, where he acted as co-chief executive in creating, developing and implementing the organization’s strategic direction. He continues to serve as the Senior Independent Director and is also either a Chair or a member of various committees. Mr. Hocher also founded Hitic Energy Ltd., and was a partner at Osler, Hoskin & Harcourt LLP. He currently serves as Chairman of Orthoshop Geomatics Ltd., a geomatics services company; holds the position of Chief Commercial Officer at Field Upgrading Limited and Western Hydrogen Limited and since 2016, has been a Partner at Cassels, Brock & Blackwell LLP.

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INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR, including its wholly owned subsidiary Acreage Pharms Ltd., as well as its investment in the fully licensed facility AB Laboratories Inc.; and Fertilizer and Nutrients through Future Harvest Development Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Executive Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; and the plans for completion of the Offering, expected use of proceeds and business objectives. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as "anticipates", "expects", "understanding", "has agreed to" or variations of such words and phrases or statements that certain actions, events or results "would", "occur" or "be achieved". Although Invictus has attempted to identify important factors that could affect Invictus and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended, including, without limitation, the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto are not satisfied. In making the forward-looking statements in this news release, Invictus has applied several material assumptions, including the assumptions that (1) the conditions precedent to completion of the Offering will be fulfilled so as to permit the Offering to be completed on or about June 1, 2017; (2) all necessary approvals will be obtained in a timely manner and on acceptable terms; and (3) general business and economic conditions will not change in a materially adverse manner. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Invictus does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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